ADESTO TECHNOLOGIES CORPORATION

1250 Borregas Avenue

Sunnyvale, CA 94089

October 22, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549-3561

Attn:	Amanda Ravitz, Assistant Director
Brian Cascio, Accounting Branch Chief
Mary Beth Breslin, Senior Attorney
Geoffrey Kruczek, Senior Attorney
Julie Sherman, Senior Accountant

Re:	Adesto Technologies Corporation
Registration Statement on Form S-1 (No. 333-206940)

Ladies and Gentlemen:

Adesto Technologies Corporation hereby withdraws its request that the Securities and Exchange Commission declare the above-referenced Registration Statement effective as of 4:00 p.m., Eastern Time, on October 21, 2015 that was contained in its letter filed as correspondence via EDGAR on October 21, 2015.

Sincerely, ADESTO TECHNOLOGIES CORPORATION

By:	/s/ Narbeh Derhacobian
Narbeh Derhacobian
President and Chief Executive Officer
cc:	Mark A. Leahy, Esq.
William L. Hughes, Esq.
Fenwick & West LLP

Jorge del Calvo, Esq.
Stanton D. Wong, Esq.
Gabriella Lombardi, Esq.
Pillsbury Winthrop Shaw Pittman LLP